UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Elm Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

390320703
 (CUSIP Number)

Northern Right Capital Management, L.P.
 Attn: Matthew A. Drapkin
9 Old Kings Hwy S.
 4th Floor
 Darien, Connecticut 06820
 (203) 951-5440
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Northern Right Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
369,140(1)

	8	SHARED VOTING POWER
429,331(2)

	9	SOLE DISPOSITIVE POWER
369,140(1)

	10	SHARED DISPOSITIVE POWER
429,331(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
798,471

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)	Northern Right Management (as defined herein) may be deemed to beneficially own 369,140 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein).
(2)	Northern Right Management may be deemed to beneficially own 429,331 shares of Common Stock currently held by Northern Right QP (as defined herein).
(3)
Based on 9,452,382 shares of Common Stock outstanding, which includes 1,850,424 shares issued to Great Elm Strategic Partnership I, LLC (“GESP”) by the Issuer (as defined below) on February 8, 2024 (as described under Item 5 below).

1	NAMES OF REPORTING PERSONS
Northern Right Capital (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
429,331(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
429,331(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
429,331

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	On March 1, 2023, NRC Partners I, LP transferred 208,932 shares of Common Stock to Northern Right QP.
(2)	Based on 9,452,382 shares of Common Stock outstanding, which includes 1,850,424 shares issued to GESP by the Issuer on February 8, 2024 (as described under Item 5 below).

1	NAMES OF REPORTING PERSONS
NRC Partners I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	On March 1, 2023, NRC Partners I, LP transferred 208,932 shares of Common Stock to Northern Right QP.

1	NAMES OF REPORTING PERSONS
BC Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
798,471(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
798,471(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
798,471

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)	BCA (as defined herein) may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP and the Managed Accounts.
(2)	Based on 9,452,382 shares of Common Stock outstanding, which includes 1,850,424 shares issued to GESP by the Issuer on February 8, 2024 (as described under Item 5 below).

1	NAMES OF REPORTING PERSONS
Matthew A. Drapkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
61,617

	8	SHARED VOTING POWER
798,471(1)

	9	SOLE DISPOSITIVE POWER
61,617

	10	SHARED DISPOSITIVE POWER
798,471(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
860,088

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Mr. Drapkin may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP and the Managed Accounts.
(2)	Based on 9,452,382 shares of Common Stock outstanding, which includes 1,850,424 shares issued to GESP by the Issuer on February 8, 2024 (as described under Item 5 below).

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 7, 2022 on behalf of the Reporting Persons (as defined below), as amended by Amendment No. 1 dated June 21, 2022, with respect to the shares of common stock, $0.01 par value (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”) (as amended, this “Statement”).

This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based on 9,452,382 shares of Common Stock outstanding. The aggregate number of shares of Common Stock outstanding includes (i) 7,601,958, which is the number of shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2023, filed November 2, 2023, and (ii) 1,850,424 shares of Common Stock issued to GESP as reported on the Issuer’s Current Report on Form 8-K, filed on February 8, 2024.

The Reporting Persons may be deemed to beneficially own in the aggregate 860,088 shares of Common Stock, which represent approximately 9.1% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 429,331 shares of Common Stock (the “QP Shares”), which represent approximately 4.5% of the outstanding shares of Common Stock. On March 1, 2023, NRC Partners I, LP transferred 208,932 shares of Common Stock to Northern Right QP, and, as of March 1, 2023, NRC Partners I, LP is no longer a Reporting Person.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the QP shares. Northern Right Management disclaims beneficial ownership of such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or to direct the vote of (and the sole power to dispose or direct the disposition of) the 369,140 shares of the Common Stock held by the Managed Accounts. In the aggregate, such shares represent approximately 3.9% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent 8.4% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 61,617 shares of Common Stock. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 9.1% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

BC ADVISORS, LLC

	By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin